October 2, 2009

VIA EDGAR SUBMISSION AND FACSIMILE

Re:                               Millicom International Cellular S.A., Form 20-F for the Year ended December 31, 2008, Filed March 31, 2009 (File No. 000-22828)

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 18, 2009 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (the “Company”).

Set forth below are the responses to the Staff’s comments as set forth in the Comment Letter.

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange (Grand-Duché de Luxembourg)

Tel : +352 27 759 101, Fax : +352 27 759 359

RC B40630

Form 20-F For the Year Ended December 31, 2008

Note 2 Summary of Consolidation and Accounting Policies

Note 2.21 Revenue Recognition, page F-23

1.               Provide us with a breakdown of your revenues for all years presented (i.e. services, equipment). Also, in future filings disclose the amount of each significant category of revenue recognized during each period presented, as required by paragraph 35 of IAS 18.

The Group’s revenues from continuing operations is comprised of the following:

	2008	2007	2006
	US$’000	US$’000	US$’000
Provision of telecom services	3,279,933	2,523,214	1,493,678
Revenues from equipment sales	108,983	100,640	76,408
Provision of cable TV services	23,464	—	—
Total revenues	3,412,380	2,623,854	1,570,086

Currently both the revenues from equipment sales and the provision of cable TV services are insignificant in comparison to total revenues comprising of 3.2% and 0.7% respectively of total revenues for 2008. For 2007 and 2006 revenues from equipment sales were 4% and 5% respectively of total revenues.

We will continue to monitor the breakdown of our revenues and will make the appropriate disclosures if revenues from equipment sales, provision of cable TV services or other categories of revenues become significant in the future in order to comply with paragraph 35 of IAS 18.

* * * *

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with comments or questions.

Yours sincerely,

Francois-Xavier Roger
Chief Financial Officer